Freeland Spirits LLC
(the "Company")
an Oregon Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Freeland Spirits LLC Management

We have reviewed the accompanying financial statements of Freeland Spirits LLC (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

April 24, 2026

FREELAND SPIRITS LLC
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	341,743	565,016
Accounts Receivable		82,484	108,036
Inventory		1,274,814	1,351,826
Other Current Assets		42,654	89,656
Total Current Assets		1,741,695	2,114,534
Non-Current Assets:			
Fixed Assets, net		1,096,767	1,071,490
Intangible Assets, net		21,158	27,100
Right of Use Assets		175,179	354,702
Total Non-Current Assets		1,293,104	1,453,292
TOTAL ASSETS	$	3,034,799	3,567,826
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	270,717	226,576
Unearned Revenue		16,709	18,971
Accrued Expenses		35,961	92,336
Line of Credit		623,750	251,875
Loans Payable- ST		72,176	66,622
Operating Lease Liability- ST		163,484	190,548
Other Current Liabilities		7,578	-
Total Current Liabilities		1,190,375	846,928
Non-Current Liabilities:			
Convertible Notes		225,000	-
Loans Payable		618,950	689,826
Operating Lease Liability- LT		11,379	174,863
Total Non-Current Liabilities		855,329	864,689
TOTAL LIABILITIES	$	2,045,704	1,711,617
EQUITY			
Members' Capital	$	6,530,783	6,530,783
Accumulated Deficit		(5,541,688)	(4,674,574)
TOTAL EQUITY	$	989,095	1,856,209
TOTAL LIABILITIES AND EQUITY	$	3,034,799	3,567,826

See Accompanying Notes to these Unaudited Financial Statements

FREELAND SPIRITS LLC
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Net Sales	$	2,674,072	2,585,386
Cost of Goods Sold		(1,555,471)	(1,763,064)
Gross Profit	$	1,118,601	822,322
Operating Expenses			
Selling Expenses	$	1,063,030	1,396,553
Advertising and Marketing		216,008	333,480
General and Administrative		359,099	371,789
Operating Lease Expense		196,058	196,058
Amortization Expense		5,942	5,942
Depreciation Expense		49,231	38,653
Total Operating Expenses		**1,889,368**	**2,342,475**
Total Loss from Operations	$	**(770,767)**	**(1,520,153)**
Other Income (Expense)			
Other Income		(23,632)	(28,008)
Interest Expense	$	(82,302)	(118,852)
Total Other Income (Expense)		**(105,934)**	**(146,860)**
Net Loss	**$**	**(876,701)**	**(1,667,013)**

See Accompanying Notes to these Unaudited Financial Statements

FREELAND SPIRITS LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Accumulated	Total Members'
	Units	$ Amount	Deficit	Equity
Ending balance at 1/1/2024	3,947	1,904,739	(3,007,561)	(1,102,822)
Contribution	1,390	4,626,044	-	4,626,044
Distribution	-	-	-	
Net Loss	-	-	(1,667,013)	(1,667,013)
Ending balance at 12/31/24	5,337	6,530,783	(4,674,574)	1,856,209
Prior Period Adjustment			9,587	9,587
Contribution	-		-	-
Distribution	-	-	-	-
Net Loss	-	-	(876,701)	(876,701)
Ending balance at 12/31/25	5,337	6,530,783	(5,541,688)	989,095

See Accompanying Notes to these Unaudited Financial Statements

FREELAND SPIRITS LLC
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Loss	$	(876,701)	(1,667,013)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Amortization Expense		5,942	5,942
Depreciation Expense		49,231	38,653
Decrease (Increase) in:			
Accounts Receivable		25,552	115,103
Inventory		77,012	(60,222)
Other Current Assets		47,002	173,601
Increase (Decrease) in:			
Accounts Payable		44,141	121,817
Unearned Revenue		(2,262)	(26,115)
Accrued Expenses		(56,375)	430
Operating Lease Liability		(11,025)	(956)
Other Current Liabilities		7,578	-
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		186,796	368,253
Net Cash used in Operating Activities	$	(689,905)	(1,298,760)
INVESTING ACTIVITIES			
Proceeds (Acquisition) of Fixed and Intangible Assets	$	(69,246)	6,005
Net Cash provided by (used in) Investing Activities	$	(69,246)	6,005
FINANCING ACTIVITIES			
Proceeds from Line of credit	$	370,000	250,000
Repayment of Loans Payable		(59,122)	(49,767)
Proceeds (repayments) from Convertible Notes		225,000	-
Member's Contribution		-	1,373,000
Net Cash provided by Financing Activities	$	535,878	1,573,233
Cash at the beginning of period		565,016	284,538
Net Cash increase (decrease) for period	$	(223,273)	280,478
Cash at end of period	$	341,743	565,016
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest		79,276	76,154
Income taxes		-	-

Supplemental Disclosures of NonCash Investing and Financing Activities
$2.26M of Safe Notes converted to Class C Units in 2024
$915K of Convertible Notes converted to Class C Units in 2024

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Freeland Spirits LLC (the "Company") was formed in the State of Oregon on June 17, 2015. The Company is engaged in the production and sale of distilled spirits, including gin, bourbon, and whiskey. Products are sold through two tasting room locations in Portland, Oregon, as well as through e-commerce channels and wholesale distribution across 27 states. The Company's headquarters is located at Portland, Oregon, and its customers are located throughout the United States.

The Company sources grains, barrels, and other production inputs from various regional partners, including agricultural and winemaking suppliers, to support its craft-distilling operations. In addition to on-premise tasting room sales, the Company generates revenue from direct-to-consumer shipments where permitted by applicable laws and from distribution relationships with retailers and distributors.

To support its growth initiatives, the Company plans to conduct a Regulation Crowdfunding ("Reg CF") capital-raising campaign during 2026.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Credit Policies and Concentrations

Credit terms are typically net 30 days. The Company evaluates credit risk on a customer-by-customer basis. Four customers accounted for more than 10% of receivables as of December 31, 2025 and December 31, 2024. Accounts receivable are pledged as collateral under the Company's secured borrowings, including its line of credit and term loan with AgWest, as well as its SBA loan, as described in Note 5.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which assumes that the Company will continue its operations and be able to meet its obligations in the normal course of business over the next twelve months. Conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include the fact that the Company has recently commenced principal operations and has incurred losses over the past three years through 2025, with the potential to continue generating losses. Management has evaluated these conditions and plans to implement cost-reduction measures, improve operational efficiencies, and pursue revenue-generating opportunities to support future liquidity. However, there can be no assurance that these efforts will be successful. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $341,743 and $565,016 in cash as of December 31, 2025 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit on a 30-day basis to its customers. The following customers accounted for more than 10% of outstanding receivables as of the balance sheet date.

Customer	2025	2024
American Northwest	22%	15%
Bourget Imports LLC	12%	-
ACS Beverage	-	31%
OLCC	35%	31%

The following presents the accounts receivable of the Company as of December 31:

Description	2025	2024
Trade Accounts Receivable	82,484	108,036
Less: Allowance for Doubtful Accounts	-	-
Totals	**82,484**	**108,036**

Allowance for Doubtful Accounts

Management believes the allowance for doubtful accounts is adequate to absorb potential losses. The allowance is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. Changes in the allowance during the year were as follows:

Description	2025	2024
Balance at Beginning of Year	-	-
Provision Charged to Expense	-	612
Write-Offs	-	(612)
Balance at End of Year	-	-
Totals	**-**	**-**

Inventory

Inventory consists primarily of raw materials, inventory in-transit, and finished goods. Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out (FIFO) method. Inventory balances as of December 31, 2025, and December 31, 2024, were $1,299,885 and $1,351,826, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expenses recognized during 2025 and 2024 amounted to $49,231 and $38,653, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying

value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2025	2024
Computer Equipment	10	7,871	6,851
Furniture and Equipment	5-20	428,113	419,937
Leasehold Improvements	10-14	1,475,075	1,334,212
Less Accumulated Depreciation		(814,292)	(689,510)
Totals		**1,096,767**	**1,071,490**

Intangible Assets

The Company accounts for intangible assets in accordance with Accounting Standards Codification 350, *Intangibles—Goodwill and Other (ASC 350)*. Under ASC 350, intangible assets with finite useful lives are carried at cost and amortized on a straight-line basis over their estimated useful lives. The estimated useful life of each asset reflects management's assessment of the period over which the asset is expected to contribute to the Company's operations.

Costs associated with trademarks and website development are capitalized when incurred and amortized over their respective useful lives. Costs related to preliminary project activities, ongoing maintenance, or other activities that do not extend the asset's useful life are expensed as incurred.

The Company's intangible assets and accumulated amortization as of December 31, 2025 and December 31, 2024 are summarized below.

Property Type	Useful Life in Years	2025	2024
Trademark	5-15	71,666	71,666
Website	5	20,980	20,980
Less: Accumulated Amortization		(71,488)	(65,546)
Totals		**21,158**	**27,100**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from the sale of distilled spirits and related merchandise through tasting rooms, e-commerce channels, and distributor sales. Revenue is recognized in accordance with ASC 606 – Revenue from Contracts with Customers when control of the product transfers to the customer, which generally occurs at the point of sale for tasting room transactions or upon shipment for e-commerce and distributor sales. Payments for tasting room sales are collected at the time of sale, while payments for e-commerce and distributor sales are generally collected on deferred terms, which may extend up to 30–60 days. The Company's primary performance

obligation is the delivery of products to customers or distributors in accordance with agreed-upon terms. The Company deferred revenue of $16,709 and $18,971 as of December 31, 2025 and December 31, 2024, respectively, relating to advance payments or preorders for which performance obligations had not yet been satisfied.

Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (with a corresponding adjustment to cost of sales) for its right to recover products from customers in settling the refund liability. Revenue is recognized for each channel when control transfers to the customer or distributor, and trade receivables are recorded for amounts due under deferred payment arrangements.

Advertising and Marketing

Advertising costs associated with marketing the Company's products and services are recognized as costs are incurred.

General and Administrative

General and administrative expenses consist of costs incurred in the normal course of business that are not directly related to production or sales. These include payroll and employee benefits, professional fees, legal and accounting services, insurance, rent, utilities, office supplies, software and subscriptions, business consultation, compliance, travel, training, charitable contributions, logistics and fulfillment, and other miscellaneous administrative costs and are expensed as costs are incurred.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statements of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for identifying related parties and disclosing related party transactions.

Jill Kuehler, CEO and majority member, received compensation of $136,229 in 2024 and $113,750 in 2025.

Additionally, the CEO's brother invested $25,000 in Class B membership units during 2024, which remained outstanding at $25,000 as of both 2024 and 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

In February 2017, the Company entered into an operating lease for a property utilized as a production distillery, including an accessory tasting room, bar, and related operations. The lease's base rent began in April 2017 at $5,666 per month, increased to $11,333 in June 2017, and continued to increase annually throughout the initial

60-month term. Following the expiration of the initial term, the lease was renewed for an additional 60 months at $12,754 per month, remaining in effect for the duration of the renewal period unless amended in the future.

In March 2023, the Company entered into an operating lease for a building used for office and events. Base rent commenced at $3,479 per month for the first year and increases annually through the end of the three-year term. The lease also includes one option for the tenant to renew for an additional three-year period.

A summary of additional combined lease information is provided below.

	Year Ending
Lease expense	2025-12
Operating lease expense	196,058
Total	196,058
Other Information	
Operating cash flows from operating leases	195,429
Weighted-average remaining lease term in years for operating leases	1
Weighted-average discount rate for operating leases	1.75%
Maturity Analysis	Operating
2026-12	163,484
2027-12	12,754
2028-12	-
2029-12	-
2030-12	-
Thereafter	-
Total undiscounted cash flows	176,238
Less: present value discount	(1,375)
Total lease liabilities	174,863

NOTE 5 – LIABILITIES AND DEBT

The Company's liabilities consist of a combination of revolving and term loans, government assistance loans, convertible promissory notes, and SAFE notes, which provide working capital, support operations, and facilitate equity financing.

Line of Credit: In October 2023, the Company established a revolving line of credit with AgWest with a maximum principal of $750,000. The original maturity date was June 1, 2025, and the line was renewed during 2025 to mature on June 1, 2026. The loan bears interest at 8.95% per annum on amounts drawn and is secured by a lien on machinery, equipment, fixtures, motor vehicles, accounts, inventory, and other general collateral.

Term Loan: Also in October 2023, the Company obtained a term loan with AgWest with a principal of $300,000, maturing on December 1, 2028, bearing interest at 8.97% per annum. Monthly payments of $6,223 are required. The loan is secured by the same collateral as the line of credit, cross-collateralizing existing secured loans.

SBA Loan: In May 2020, the Company obtained an Economic Injury Disaster Loan (EIDL) from the U.S. Small Business Administration with a principal of $500,000, bearing interest at 3.75% per annum. Monthly installments of $2,494 are due, with a maturity of 30 years from the original note date. The loan is secured by a continuing security interest in all tangible and intangible personal property of the Company and is personally guaranteed by Jill Kuehler, a principal member.

Convertible Promissory Notes: The Company issued Convertible Promissory Notes totaling $225,000 in 2025, bearing interest at 8% per annum. The Notes automatically convert into "Shadow Equity Securities" at 80% of the price per unit in a Qualified Financing of at least $1,000,000. If no Qualified Financing occurs by March 31, 2029, holders may elect to convert into Class C Units at a price based on a $22,000,000 Valuation Cap on a fully diluted basis. Upon a sale of the Company prior to conversion or repayment, holders may convert into Class A Units at the Valuation Cap price or receive immediate payment of principal and accrued interest.

A summary of the outstanding balances and maturities of the Company's debt as of December 31 is presented below.

				For the Year Ended December 2025				For the Year Ended December 2024			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Line of Credit	750,000	8.95%	2026	623,750	-	623,750	-	251,875	-	251,875	-
SBA Loan	500,000	3.75%	05/24/2050	12,653	482,670	495,323	-	12,188	494,027	506,215	-
Term Loan	300,000	8.97%	12/01/2028	59,523	136,280	195,803	-	54,434	195,799	250,233	-
Convertible Notes	225,000	8%	2029	-	225,000	225,000	-	-	-	-	-
Total				695,926	843,950	1,539,876	-	318,497	689,826	1,008,323	-

5 Year Debt Maturities	
2026	695,926
2027	78,223
2028	84,830
2029	239,158
2030	441,739
2031 and Beyond	-
Totals	1,539,876

NOTE 6 – EQUITY

The Company's ownership interests are represented by membership units. As of December 31, 2025 and December 31, 2024, the composition of units was as follows:

Units	Quantity
Class A	2,000
Class B	1,400
Class C	1,342
Profits Interest	595
Total	5,337

Class A, B, and C units represent fixed membership interests in the Company, while Profits Interests provide holders with a share of profits and potential distributions without an initial capital contribution. Each class of units carries rights to profits, losses, and distributions in accordance with the Company's operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 24, 2026, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through that date and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.